JACKSON VARIABLE SERIES TRUST

October 18, 2017

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson Variable Series Trust - File Nos: 333-177369 and 811-22613 (the "Assured")

Dear Sir/Madam:

On behalf of the Assured, enclosed herewith for electronic filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find Exhibits 99-1 and 99-2, which collectively meet the requirements of romanettes (a)-(c) of Rule 17g-1, as outlined herein below:

(a)
A copy of the Financial Institution Investment Company Asset Protection Bond ("Fidelity Bond") insuring the above-referenced Assured, including new endorsements 11 and 12, in the amount of $2.5 million for the period of October 15, 2016 through January 1, 2018, and issued by the Chubb Group of Insurance Companies, is attached as EXHIBIT 99-1;

(b)
A copy of the Secretary Certificate reflecting the approval of the resolutions of a majority of Trustees of the Board of the Assured who are not "interested persons" of the Trust, approving the form and amount of the Bond is attached as EXHIBIT 99-2;

(c)	Premiums for the Bond have been appropriately paid for the period of October 15, 2016 through January 1, 2018.

If there are any questions regarding this filing, please contact the undersigned, at (517) 367-4336.

Sincerely yours,

/s/ Susan S. Rhee

Susan S. Rhee
Vice President, Chief Legal Officer, and Secretary

Enclosures